# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BANK OF AMERICA CORPORATION, CIK 0000070858
CUSIP: 060505104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 100 North Tryon Street, Charlotte, North Carolina (NC), 28255
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-11-245894
Filed by CIK 0001067983

## Reporting persons
- Warren E. Buffett: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 680,233,587; sole dispositive power 0; shared dispositive power 680,233,587; aggregate amount beneficially owned 680,233,587 (8.9% of the class)
- Berkshire Hathaway Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 680,233,587; sole dispositive power 0; shared dispositive power 680,233,587; aggregate amount beneficially owned 680,233,587 (8.9% of the class)
- National Indemnity Company: type of reporting person: insurance company (IC), corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 460,580,980; sole dispositive power 0; shared dispositive power 460,850,980; aggregate amount beneficially owned 460,850,980 (6.1% of the class)
- GEICO Corporation: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 310,800,000; sole dispositive power 0; shared dispositive power 310,800,000; aggregate amount beneficially owned 310,800,000 (4.1% of the class)
- Government Employees Insurance Company: type of reporting person: insurance company (IC), corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 229,600,000; sole dispositive power 0; shared dispositive power 229,600,000; aggregate amount beneficially owned 229,600,000 (3% of the class)
- GEICO Indemnity Company: type of reporting person: insurance company (IC), corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 81,200,000; sole dispositive power 0; shared dispositive power 81,200,000; aggregate amount beneficially owned 81,200,000 (1.1% of the class)
- General Re Corporation: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 21,000,000; sole dispositive power 0; shared dispositive power 21,000,000; aggregate amount beneficially owned 21,000,000 (0.3% of the class)
- General Reinsurance Corporation: type of reporting person: insurance company (IC), corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 21,000,000; sole dispositive power 0; shared dispositive power 21,000,000; aggregate amount beneficially owned 21,000,000 (0.3% of the class)
- General Star National Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Ohio (OH); member of a group; sole voting power 0; shared voting power 1,960,000; sole dispositive power 0; shared dispositive power 1,960,000; aggregate amount beneficially owned 1,960,000 (0.03% of the class)
- Central States of Omaha Companies, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 3,920,000; sole dispositive power 0; shared dispositive power 3,920,000; aggregate amount beneficially owned 3,920,000 (0.05% of the class)
- Central States Indemnity Company of Omaha: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 3,920,000; sole dispositive power 0; shared dispositive power 3,920,000; aggregate amount beneficially owned 3,920,000 (0.05% of the class)
- Berkshire Hathaway Homestate Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 11,900,000; sole dispositive power 0; shared dispositive power 11,900,000; aggregate amount beneficially owned 11,900,000 (0.2% of the class)
- BH Finance LLC: type of reporting person: other (OO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 140,000,000; sole dispositive power 0; shared dispositive power 140,000,000; aggregate amount beneficially owned 140,000,000 (1.8% of the class)
- Oak River Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 4,200,000; sole dispositive power 0; shared dispositive power 4,200,000; aggregate amount beneficially owned 4,200,000 (0.05% of the class)
- Cypress Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: California (CA); member of a group; sole voting power 0; shared voting power 2,100,000; sole dispositive power 0; shared dispositive power 2,100,000; aggregate amount beneficially owned 2,100,000 (0.03% of the class)
- National Liability & Fire Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Connecticut (CT); member of a group; sole voting power 0; shared voting power 28,000,000; sole dispositive power 0; shared dispositive power 28,000,000; aggregate amount beneficially owned 28,000,000 (0.4% of the class)
- Finial Holdings Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 10,185,480; sole dispositive power 0; shared dispositive power 10,185,480; aggregate amount beneficially owned 10,185,480 (0.1% of the class)
- Finial Reinsurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Connecticut (CT); member of a group; sole voting power 0; shared voting power 10,185,480; sole dispositive power 0; shared dispositive power 10,185,480; aggregate amount beneficially owned 10,185,480 (0.1% of the class)
- Columbia Insurance Company: type of reporting person: insurance company (IC), corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 145,600,000; sole dispositive power 0; shared dispositive power 145,600,000; aggregate amount beneficially owned 145,600,000 (1.9% of the class)
- NRG America Holding Company: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 5,600,000; sole dispositive power 0; shared dispositive power 5,600,000; aggregate amount beneficially owned 5,600,000 (0.1% of the class)
- National Indemnity Company of the South: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Florida (FL); member of a group; sole voting power 0; shared voting power 2,800,000; sole dispositive power 0; shared dispositive power 2,800,000; aggregate amount beneficially owned 2,800,000 (0.04% of the class)
- National Indemnity Company of Mid-America: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Iowa (IA); member of a group; sole voting power 0; shared voting power 2,380,000; sole dispositive power 0; shared dispositive power 2,380,000; aggregate amount beneficially owned 2,380,000 (0.03% of the class)
- Berkshire Hathaway Specialty Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 1,400,000; sole dispositive power 0; shared dispositive power 1,400,000; aggregate amount beneficially owned 1,400,000 (0.02% of the class)
- U.S. Investment Corporation: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 9,800,000; sole dispositive power 0; shared dispositive power 9,800,000; aggregate amount beneficially owned 9,800,000 (0.1% of the class)
- United States Liability Insurance Company: type of reporting person: insurance company (IC), corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 9,800,000; sole dispositive power 0; shared dispositive power 9,800,000; aggregate amount beneficially owned 9,800,000 (0.1% of the class)
- First Berkshire Life Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: New York (NY); member of a group; sole voting power 0; shared voting power 145,500; sole dispositive power 0; shared dispositive power 145,500; aggregate amount beneficially owned 145,500 (0.02% of the class)
- National Fire & Marine Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 11,062,607; sole dispositive power 0; shared dispositive power 11,062,607; aggregate amount beneficially owned 11,062,607 (0.1% of the class)
- Mount Vernon Fire Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 7,000,000; sole dispositive power 0; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (0.1% of the class)
- General Star Indemnity Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Connecticut (CT); member of a group; sole voting power 0; shared voting power 5,040,000; sole dispositive power 0; shared dispositive power 5,040,000; aggregate amount beneficially owned 5,040,000 (0.1% of the class)

## Item 1. Issuer
Name of issuer: BANK OF AMERICA CORPORATION
Address of issuer's principal executive offices: 100 North Tryon Street, Charlotte, North Carolina 28255

## Item 2. Person Filing
Name of person filing:
Warren E. Buffett
Berkshire Hathaway Inc.
National Indemnity Company
National Liability & Fire Insurance Company
GEICO Corporation
Finial Holdings Inc.
Government Employees Insurance Company
Finial Reinsurance Company
GEICO Indemnity Company
Columbia Insurance Company
General Re Corporation
General Reinsurance Corporation
General Star Indemnity Company
United States Liability Insurance Company
General Star National Insurance Company
NRG America Holding Company
Oak River Insurance Company
National Indemnity Company of the South
Cypress Insurance Company
National Indemnity Company of Mid-America
Central States of Omaha Companies, Inc.
Berkshire Hathaway Specialty Insurance Company
Central States Indemnity Company of Omaha
Mount Vernon Fire Insurance Company
Berkshire Hathaway Homestate Insurance Company
BH Finance LLC
First Berkshire Life Insurance Company
National Fire & Marine Insurance Company
Address of principal business office or, if none, residence:
Warren E. Buffett
3555 Farnam Street
Omaha, NE 68131

Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, NE 68131

National Indemnity Company
1314 Douglas Street
Omaha, NE 68102

National Liability & Fire Insurance Company
1314 Douglas Street
Omaha, NE 68102

GEICO Corporation
5260 Western Ave.
Chevy Chase, MD 20815

Finial Holdings Inc.
1314 Douglas Street
Omaha, NE 68102

Government Employees Insurance Company
5260 Western Ave.
Chevy Chase, MD 20815

Finial Reinsurance Company
1314 Douglas Street
Omaha, NE 68102

GEICO Indemnity Company
5260 Western Ave.
Chevy Chase, MD 20815

Columbia Insurance Company
1314 Douglas Street
Omaha, NE 68102

General Re Corporation
120 Long Ridge Road
Stamford, CT 06902

General Reinsurance Corporation
120 Long Ridge Road
Stamford, CT 06902

General Star Indemnity Company
120 Long Ridge Road
Stamford, CT 06902

United States Liability Insurance Company
1190 Devon Park Drive
Wayne, PA 19087

General Star National Insurance Company
120 Long Ridge Road
Stamford, CT 06902

NRG America Holding Company
1314 Douglas Street
Omaha, NE 68102

Oak River Insurance Company
1314 Douglas Street
Omaha, NE 68102

National Indemnity Company of the South
1314 Douglas Street
Omaha, NE 68102

Cypress Insurance Company
1314 Douglas Street
Omaha, NE 68102

National Indemnity Company of Mid-America
1314 Douglas Street
Omaha, NE 68102

Central States of Omaha Companies, Inc.
1212 North 96th Street
Omaha, NE 68114

Berkshire Hathaway Specialty Insurance Company
1314 Douglas Street
Omaha, NE 68102

Central States Indemnity Company of Omaha
1212 North 96th Street
Omaha, NE 68114

Mount Vernon Fire Insurance Company
1190 Devon Park Drive
Wayne, PA 19087

Berkshire Hathaway Homestate Insurance Company
1314 Douglas Street
Omaha, NE 68102

BH Finance LLC
3555 Farnam Street, Suite 1440
Omaha NE 68131

First Berkshire Life Insurance Company
1314 Douglas Street
Omaha, NE 68102

U.S. Investment Corporation
190 South Warner Road
Wayne, PA 19087

National Fire & Marine Insurance Company
1314 Douglas Street
Omaha, NE 68102
Citizenship: Warren E. Buffett (United States Citizen); Berkshire Hathaway Inc. (Delaware); National Indemnity Company (Nebraska); National Liability & Fire Insurance Company (Connecticut); GEICO Corporation (Delaware); Finial Holdings Inc. (Delaware); Government Employees Insurance Company (Nebraska); Finial Reinsurance Company (Connecticut); GEICO Indemnity Company (Nebraska); Columbia Insurance Company (Nebraska); General Re Corporation (Delaware); General Reinsurance Corporation (Delaware); General Star Indemnity Company (Connecticut); United States Liability Insurance Company (Pennsylvania); General Star National Insurance Company (Ohio); NRG America Holding Company (Delaware); Oak River Insurance Company (Nebraska); National Indemnity Company of the South (Florida); Cypress Insurance Company (California); National Indemnity Company of Mid-America (Iowa); Central States of Omaha Companies, Inc. (Nebraska); Berkshire Hathaway Specialty Insurance Company (Nebraska); Central States Indemnity Company of Omaha (Nebraska); Mount Vernon Fire Insurance Company (Pennsylvania); Berkshire Hathaway Homestate Insurance Company (Nebraska); BH Finance LLC (Nebraska); First Berkshire Life Insurance Company (New York); U.S. Investment Corporation (Pennsylvania); National Fire & Marine Insurance Company (Nebraska)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the Cover Pages for each of the Reporting Persons.
Percent of class: See the Cover Pages for each of the Reporting Persons.
Sole power to vote or to direct the vote: See the Cover Pages for each of the Reporting Persons.
Shared power to vote or to direct the vote: See the Cover Pages for each of the Reporting Persons.
Sole power to dispose or to direct the disposition: See the Cover Pages for each of the Reporting Persons.
Shared power to dispose or to direct the disposition: See the Cover Pages for each of the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Warren E. Buffett: /s/ Warren E. Buffett, Warren E. Buffett (02/14/2025)
- Berkshire Hathaway Inc.: /s/ Warren E. Buffett, Warren E. Buffett, Chairman of the Board (02/14/2025)
- National Indemnity Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- GEICO Corporation: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- Government Employees Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- GEICO Indemnity Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- General Re Corporation: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- General Reinsurance Corporation: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- General Star National Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- Central States of Omaha Companies, Inc.: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- Central States Indemnity Company of Omaha: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- Berkshire Hathaway Homestate Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- BH Finance LLC: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- Oak River Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- Cypress Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- National Liability & Fire Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- Finial Holdings Inc.: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- Finial Reinsurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- Columbia Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- NRG America Holding Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- National Indemnity Company of the South: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- National Indemnity Company of Mid-America: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- Berkshire Hathaway Specialty Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- U.S. Investment Corporation: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- United States Liability Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- First Berkshire Life Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- National Fire & Marine Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- Mount Vernon Fire Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- General Star Indemnity Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)